SEWARD & KISSEL LLP
                              1200 G Street, N.W.
                              Washington, DC 20005

                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                   August 30, 2010


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         Re: The AllianceBernstein Pooling Portfolios (the "Fund") File No. 811-21673
              -----------------------------------------------------

Dear Sir or Madam:

      Attached herewith for filing on behalf of the Fund is the Fund's preliminary Proxy Statement under Section 14 of the Securities Exchange Act of 1934, as amended, and Rule 14a-6 thereunder.

      As we discussed with the Staff, the Proxy Statement includes a proposal regarding eleven of the portfolios of the Fund (the "Portfolios"). The proposal would add a provision permitting the reimbursement to the Portfolios' adviser (the "Adviser") of certain non-advisory administrative services that the Adviser provides to the Portfolios at the request of the Portfolios. The reimbursement provision is standard in the investment advisory agreements of most Funds. The proposal would result in modest increases to the Portfolios' expense ratios and we have included a table showing the changes to the expense ratios of the Class A shares of each portfolio calculated to three decimal points, since, if calculated to two decimal places as would be required for the fee table, the increase at, current asset levels, would not be apparent for four Portfolios and would be 0.01% for the remaining seven Portfolios. We have not included fee tables in the Proxy Statement for this Proposal because the increase in the expense ratios for the Portfolios is modest. In addition, the Portfolios serve as master Funds for other feeder funds and have no advisory fee or sales loads so that their expense ratios are, in any case, very modest. We believe that our discussion of the Proposal clearly describes the reimbursement provision and its effects on the Portfolios' expense ratios. Additional fee table disclosure is, in our view, superfluous and unwarranted, particularly for such modest changes. Our approach avoids the expense of adding 11 fee tables to the Proxy Statement for this proposal. We believe that the additional expense is unjustified.

      We appreciate your assistance in this matter. Please call Kathleen Clarke or the undersigned at (202) 737-8833 with any comments or questions.

                                                   Sincerely,

                                                   /s/ Erin Loomis
                                                   ----------------
                                                       Erin Loomis


Attachment
cc:  Kathleen K. Clarke


SK 00250 0451 1127658